SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OD THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 28, 2012

ERICSSON Services 401(k) Plan

(Title of the Plan)

ERICSSON INC

Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive

Plano, TX 75024

(Name and address of principal executive offices of the employer sponsoring the Plan)

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact name of Issuer as specified in its charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Issuer’s Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation)

(Telefonplan, S-126-25 Stockholm Sweden)

(Name and address of principal executive offices of the Issuer of the securities)

ERICSSON SERVICES 401(k) PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL

SCHEDULE AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 28, 2012 AND DECEMBER 31, 2011

ERICSSON SERVICES 401(k) PLAN

Note A—	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Ericsson Services 401(k) Plan

Plano, Texas

We have audited the accompanying statements of net assets available for benefits of the Ericsson Services 401(k) Plan (the “Plan”) as of December 28, 2012 and December 31, 2011, and the related statement of changes in net assets available for benefits for the period ended December 28, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 28, 2012 and December 31, 2011, and the changes in net assets available for benefits for the period ended December 28, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 28, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas

Date June 25, 2013

ERICSSON SERVICES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 28, 2012 AND DECEMBER 31, 2011

(Thousands of dollars)

	2012	2011
Investments, at fair value:
Investments in Master Trust, at fair value (Notes 3 and 5)	$—	$99,526

Total investments	—	99,526

Receivables:
Notes receivable from participants	—	3,090
Net assets available for benefits, at fair value	—	102,616

Adjustment from fair value to contract for fully benefit-responsive investment contracts	—	(97)

Net assets available for benefits	$—	$102,519

See accompanying notes to the financial statements.

ERICSSON SERVICES 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD ENDED DECEMBER 28, 2012

(Thousands of dollars)

ADDITIONS
Investment income:
Plan interest in Master Trust investment income (Note 3)	$13,313

Total investment gain	13,313
Interest on participant notes receivable	142
Contributions:
Participants	25,391
Employer	13,222
Rollover	4,477

Total contributions	43,090

Total Additions	56,545
DEDUCTIONS
Benefits paid to participants	(14,184)
Administrative expenses	(174)

Total Deductions	(14,358)

Net increase	42,187
Transfers into the Ericsson US 401(k) Plan	(144,706)
Net assets available for benefits:
Beginning of year	102,519

End of year	$—

See accompanying notes to the financial statements.

ERICSSON SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 28, 2012 AND DECEMBER 31, 2011, AND FOR THE PERIOD ENDED DECEMBER 28, 2012

1.	THE PLAN

The following description of the Ericsson Services 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Services Inc. (the “Company” or “Ericsson” or “Employer”) on August 20, 2009, effective August 24, 2009. The Plan is a defined contribution plan and is administered by an administrative committee (the “Committee”) which monitors the investment objectives and performance of the Plan’s individual investment options.

The Plan is a single employer plan.

Participant contributions are made to the JP Morgan Chase Bank Investor Services (the “Trustee”) for investment each pay period. During the year there were eighteen investment funds and two asset allocation funds to which participants could direct their investments in addition to a self – directed brokerage account (“SDA”). The SDA allows for access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through JP Morgan Invest LLC. Employees interested in SDA can contact JP Morgan Invest LLC or visit JPMorganInvest.com or Retireonline.com to request an enrollment kit which includes application information. Participants can choose these options for their contributions as well as the Company contribution.

Effective August 24, 2009, a Master Trust was created to permit the commingling of trust assets of both the Plan and the Ericsson US 401(k) Plan. See Note 3.

Effective January 1, 2011, the Company began making matching contributions into participants’ accounts. See Note 4 for details. Prior to this change, the Company did not provide any matching or discretionary contributions.

Effective December 28, 2012, the Plan merged into the Ericsson US 401(k) Plan, which was formerly known as the Ericsson Capital Accumulation and Savings Plan. Total assets transferred into the Ericsson US 401 (k) Plan were approximately $140,800,000.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are presented using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

ERICSSON SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 28, 2012 AND DECEMBER 31, 2011, AND FOR THE PERIOD ENDED DECEMBER 28, 2012

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Valuation of Investments

The Plan, along with the Ericsson US 401(k) Plan, participate in the Ericsson Master Trust (the “Master Trust”). All of the Plan’s investments are held in the Master Trust. See Note 3 for further discussion of the Master Trust. The Plan’s investments in the Master Trust are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Investment Income

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan accounts for certain investment contracts in accordance with FASB ASC 962 (formerly known as FASB Staff Position AAG INV–1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit– Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined– Contribution Health and Welfare and Pension Plans). Under ASC 962, certain investment contracts held by a defined–contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined–contribution plan attributable to fully benefit–responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC 962, the Statement of Net Assets Available for Benefits represents the fair value of the investment contracts as well as the adjustment of fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

ERICSSON SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 28, 2012 AND DECEMBER 31, 2011, AND FOR THE PERIOD ENDED DECEMBER 28, 2012

Security Transactions

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Realized gains and losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains and losses represent the net change in market value of investments held during the period which are presented at fair value, with adjustments for investments sold.

Upon withdrawal from the Plan, participants invested in Company stock may elect to receive cash or Company stock. Whenever a participant receives stock, the difference between the cost of such stock and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan.

Gains or losses are also realized whenever stocks are sold in satisfaction of the participants’ election to take cash upon withdrawal.

Vesting and Forfeitures

Participants’ contributions, and the earnings thereon, are fully and immediately vested. Accordingly, there are no forfeitures in the Plan as of December 28, 2012 and December 31, 2011.

Expenses of the Plan

All net costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own managed account fees, brokerage fees, and loan fees.

ERICSSON SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 28, 2012 AND DECEMBER 31, 2011, AND FOR THE PERIOD ENDED  DECEMBER 28, 2012

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Notes Receivable from Participants

Notes receivable from participants may be granted to participants in an amount not to exceed 50% of the participant’s contribution account. The maximum loan amount is $50,000 minus the participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is $1,000. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only one loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a ‘deemed distribution’, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. During 2012, interest rates ranged from 4.25% to 12.12%.

Termination Priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated all amounts allocated to the participants’ accounts and all assets held under the Plan will be held for distribution to the participants.

The Company currently has no plans to terminate the Plan.

Benefit Payments

At December 28, 2012 and December 31, 2011, there were no benefit claims which had been processed and approved for payment but not yet paid. At JP Morgan Retirement Plan Services, the recordkeeper of the Plan, benefit payments are determined, paid and taxed to participants based upon the date the check is first processed. For financial statement purposes, benefit payments are recorded when paid.

3.	THE MASTER TRUST

On August 24, 2009 the trust holding the investments of the Ericsson US 401(k) Plan, which was formerly known as the Ericsson Capital Accumulation and Savings Plan was converted to a Master Trust.

The Master Trust was created pursuant to a trust agreement between the Company and the Trustee, as trustee of the funds, to permit the commingling of trust assets of both the Ericsson US 401(k) Plan and the Ericsson Services 401(k) Plan (collectively, the “Plans”), for investment and administrative purposes. The assets of the Master Trust are held by the Trustee. JP Morgan Retirement Plan Services is the record keeper for the Plans. The Trustee receives all participating employee and Company contributions to the Plans and holds, manages, and invests the same in accordance with the investment election of each participating employee, the terms and conditions of the Plans, and the instructions and directions of the Committee.

ERICSSON SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 28, 2012 AND DECEMBER 31, 2011, AND FOR THE PERIOD ENDED  DECEMBER 28, 2012

At December 28, 2012 all investments of the Master Trust were held in the Ericsson US 401(k) Plan due to the merger of the Ericsson Services 401(k) Plan into the Ericsson US 401(k) Plan. All of the investments held in the Master Trust belong to the Ericsson US 401(k) Plan.

The following table summarizes the investment income (loss) of the Master Trust.

INVESTMENT INCOME (LOSS) OF THE MASTER TRUST (amounts in thousands)	Year ended December 31, 2012
Net appreciation in fair value of investments:
Company stock	$1,401
Common/collective funds	20,564
Registered investment companies	71,823
Separate accounts	602
Bond mutual funds	7,018

$101,408
Dividends	15,063
Other income	3,488

Net investment income	$119,959

Net investment income from Master Trust—by Plan
Ericsson US 401(k) Plan	$106,646

Ericsson Services 401(k) Plan	$13,313

4.	PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary, and is defined as any regular salaried or hourly employee who is employed by a participating employer and receives regular compensation in the form of a weekly, biweekly semi-monthly or monthly salary from an Ericsson U.S. payroll. All eligible employees may participate in the Plan the first day of any calendar quarter following the date they become eligible. At December 28, 2012 and December 31, 2011, the numbers of active participants were 0 and 5,974, respectively.

Eligible participants may contribute on a pretax and/or Roth basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the Capital Accumulation 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. All employee and Employer contributions are 100% vested immediately.

ERICSSON SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 28, 2012 AND DECEMBER 31, 2011, AND FOR THE PERIOD ENDED  DECEMBER 28, 2012

Participants may change their percentage payroll deduction elections at anytime during the year using the web-based JP Morgan Retirement Plan Services’ “Retireonline” system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from L M Ericsson Telephone Co. shares of Common Stock to other investment funds.

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request certain in-service withdrawals in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

5.	FAIR VALUE MEASUREMENTS

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuations techniques noted in ASC Topic 820; A) Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. B) Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost). C) Income approach: Techniques to convert future amounts to a single present amount based upon market expectation (including present value techniques, option-pricing and excess earnings models).

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Mutual funds represent investments with various registered investment managers. The fair value of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the quoted market price as of December 31, 2011 and classified as Level 1 assets.

ERICSSON SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 28, 2012 AND DECEMBER 31, 2011, AND FOR THE PERIOD ENDED  DECEMBER 28, 2012

Common/Collective Trusts

Common/Collective Trusts (“CCTs”) are composed of a non-benefit-responsive investment fund and fully benefit-responsive investment contracts and are classified as Level 2 investments. Investment in the non-benefit-responsive investment fund is valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. CCTs are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market. There is no restriction in place with respect to the daily redemption of the CCTs.

Self-Directed Brokerage Accounts (SDA)

SDA accounts include investments in cash and cash equivalents, common stock, preferred stock, registered investment companies and partnerships and are classified as Level 2 investments. Cash and cash equivalent investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest. Common stock and preferred stock traded in active markets on national securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Plan’s investment manager’s best estimates. Mutual funds in registered investment companies are valued as mentioned above. Partnerships are valued using the Plan’s investment manager’s best estimates based on the partnership’s financial statements and the plans allocation of earnings and losses.

Common Stocks

Ericsson Inc. common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

As of December 28, 2012, the Master Trust investments were all held in the Ericsson US 401(k) Plan due to the Plan merging into the Ericsson US 401(k) Plan. All investments held in the Master Trust belong to that Plan.

ERICSSON SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 28, 2012 AND DECEMBER 31, 2011, AND FOR THE PERIOD ENDED  DECEMBER 28, 2012

As of December 31, 2011, the Master Trust investments measured at fair value on a recurring basis were as follows (amounts in thousands):

December 31, 2011	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$277,849	$—	$—	$277,849
Growth funds	161,942	—	—	161,942
Fixed income funds	161,152	—	—	161,152
Index funds	28,998	—	—	28,998

Total mutual funds	629,941	—	—	629,941
Ericsson stock fund	62,598	—	—	62,598
Commingled fund	—	119,636	—	119,636
Collective trusts	—	147,656	—	147,656
Self Directed Accounts:				—
Corporate Debt	—	372	—	372
Interest bearing cash	—	6,110	—	6,110
Common and preferred stocks	—	14,067	—	14,067
Partnerships	—	—	157	157
Registered Investment Companies	—	3,850	—	3,850

Total investments at fair value	$692,539	$291,691	$157	$984,387

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are Common Stock shares of LM Ericsson Telephone Co., a related party of Ericsson Services Inc. Ericsson Services Inc. sponsors the plan; therefore, these investments qualify as a party-in-interest transaction. The Plan recorded purchases of $845,292 and sales of $1,031,846 of the Company’s stock during the year ended December 28, 2012.

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank and its affiliates. These institutions served or are currently serving as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

7.	TAX STATUS OF THE PLAN

As of December 28, 2012, the Plan has filed for a determination letter but has not received a response back from the Internal Revenue Service (the “IRS”) as of the report date. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan. Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a).

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset)if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 28, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

ERICSSON SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 28, 2012 AND DECEMBER 31, 2011, AND FOR THE PERIOD ENDED  DECEMBER 28, 2012

8.	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

During 2012 the Plan held investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the Stable Value Fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Plan. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrappers rebid value was $9,412 at December 31, 2011.

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in ASC 962, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs are included in the financial statements at contract value as reported to the Plan by the Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The average yield of the synthetic GICs based on actual earnings was approximately 1.72% and 2.11% at December 28, 2012 and December 31, 2011, respectively. The average yield of the synthetic GICs based on interest rate credited to participants was approximately 1.16% and 1.53% at December 28, 2012 and December 31, 2011, respectively.

As of December 28, 2012 the fully benefit-responsive investment contract in the Master Trust is fully included in the Ericsson US 401(k) Plan due to the merger of the Plan into the Ericsson US 401(k) Plan. All investments held in the Master Trust belong to that Plan.

ERICSSON SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 28, 2012 AND DECEMBER 31, 2011, AND FOR THE PERIOD ENDED  DECEMBER 28, 2012

The following table shows the adjustment from fair value to contract value for the fully benefit-responsive investment contract, in the Plan as of December 31, 2011.

December 31, 2011 (amounts in thousands)	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
Security-backed Contracts		$103,036			$—
Natixis Financial	AAA+	—	—	(437)	25,322
ING Life Ins. Com	AAA-	—	—	(874)	50,645
State Street Bank & Trust	AA-	—	9	(480)	25,288
Collective Trust Funds		44,861	—	(1,137)	43,725
Liabilities: Admin and wrapper contract fees payable		—	—	90	90

Total		$147,897	$9	$(2,838)	$145,070

9.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK IN THE PLAN

In accordance with the investment strategy of the managed accounts, the Plan’s investment managers may execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities.

Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

ERICSSON SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 28, 2012 AND DECEMBER 31, 2011, AND FOR THE PERIOD ENDED  DECEMBER 28, 2012

The Plan is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

Investments sold, but not yet purchased by the Plan as of December 28, 2012 and December 31, 2011 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices.

Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Plan’s investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

As of December 28, 2012 and December 31, 2011, the Plan did not hold any such investments.

ERICSSON SERVICES 401(k) PLAN

SCHEDULE H LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 28, 2012

EIN: 26-4082639

Plan Number: 301

Name and Issuer	Description of Investment	Current Value
*Various Participants	Notes receivable (4.25%—12.12%)	$0

(*)	Indicates a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson Services 401(k) Plan

Date: 06/25/13

By	/s/ Paul Miesse
Paul Miesse
V.P. – Total Rewards and
Chairman, Plan Administrative Committee

EXHIBIT INDEX

Exhibit No.

99.1	Consent of Independent Accountants – Filed herewith